EXHIBIT T3D.3

COURT OF APPEAL

CANADA
PROVINCE OF QUÉBEC
REGISTRY OF MONTREAL

No:	500-09-013469-036 (500-05-064436-015)

DATE:	JULY 24, 2003

IN THE PRESENCE OF THE HONOURABLE PIERRE J. DALPHOND J.A.

IN THE MATTER OF THE ARRANGEMENT RELATING TO THE DEBTORS HEREIN:

HIGHLAND CAPITAL MANAGEMENT, L.P.
-and-
ML CBO IV (CAYMAN) LTD.
-and-
PAMCO CAYMAN, LTD.
-and-
HIGHLAND LEGACY, LTD.
-and-
PAM CAPITAL FUNDING, L.P.
-and-
PROSPECT STREET HIGH INCOME PORTFOLIO INC. Petitioners/APPELANTS
v.
UNIFORÊT INC.
-and-
UNIFORÊT SCIERIE-PÂTE INC.
-and-
FORESTERIE PORT-CARTIER INC. Debetors/RESPONDENTS
-and-
RICHTER & ASSOCIÉS INC. Monitor/RESPONDENT
-and-
JOLINA CAPITAL INC. Mise en cause/RESPONDENT

500-09-013469-036	PAGE 2

JUDGEMENT

[1]    I am seized, as a judge in chambers, of a motion by Appellants for leave to appeal pursuant to sect. 13 and 14 of the Companies Creditors Arrangement Act (CCAA) of a judgment rendered by Mr. Justice Daniel H. Tingley of the Quebec Superior Court, District of Montreal, on May 16, 2003, approving the Second Amended Plan of Compromise and Arrangement (Plan) and dismissing the Appellants’ Contestation.

THE FACTS

[2]    Uniforêt is a publicly traded corporation, acting as a holding for its operating subsidiaries, Uniforêt Scierie-Pâte Inc and Foresterie Port-Cartier inc. These three corporations are debtors in possession under the CCAA.

[3]    In 1996, Uniforêt issued US$125,000,000 worth of notes due and payable on October 15, 2006 and secured by a first ranking hypothec on specific tangible assets. In April 2000, Uniforêt defaulted on its interest payment and later on, as part of the financial reorganization, a large portion of these notes (51.6%) were repurchased by Uniforêt, at discount, through a wholly-owned subsidiary, 3735061 Canada Inc., which would eventually transfer them to Jolina.

[4]    On April 17, 2001, the Debtors filed a petition for protection under the CCAA.

[5]    Currently, Jolina holds 40% of the shares of Uniforêt and 66.9% of its U.S. Notes. The Appellants operate institutional funds looking for fixed income and corporate rates of return. Their aggregate share of the U.S. Notes is 26.8%, which represents at face value an indebtedness of US$33,500,000 (though paid in fact far less).

[6]    On July 17, 2001, in the days following the filing of the Debtors’ initial plan, the Appellants applied to the Superior Court to challenge the classification of creditors, namely the fact that Class 2, the holders of US notes, included Jolina and therefore was inappropriate. Their arguments ran as follows: Jolina was in conflict of interest (being also a major shareholder) and the vote of Class 2 on any plan would be oppressive to them. They acknowledged that if Jolina was excluded, the outcome of any vote would be determined by them. Their bargaining power would be increased accordingly.

[7]    After a twenty-day hearing, Madam Justice Zerbisias of the Superior Court in a judgment rendered on October 28, 2002 rejected the Appellants’ challenge. Leave to appeal this judgment was denied by my colleague Mr. Justice Nuss on November 21, 2002.

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[8]    On December 11, 2002, the Debtors filed a motion seeking judicial sanction of their plan of arrangement. The Appellants responded by a long Contestation where they opposed the sanction. Further to some comments from Mr. Justice Tingley asking why the plan failed to replace with equity what was to be taken from the note holders, the Debtors amended their proposal to provide for an improved conversion option in favour of Class 2 creditors.

[9]    The Plan, as approved, provides for a $0.74 dividend per US dollar to Class 2 creditors payable over time with an option to convert until September 2008 part of the notes into Class A Subordinate Voting Shares of Uniforêt listed on the TSE at a conversion price of $0.50 per share. The total amount to be paid overtime to the Class 2 creditors is $100,00,000 and the value of the assets guaranteeing the notes ranges between $60,000,000 and $80,000,000 according to the Monitor who provided more realistic values than the Appellants’ experts.

[10]    After a lengthy hearing of some twenty-two days, the trial judge dismissed the Appellants’ arguments that the proposed arrangement was unfair and unreasonable to them and sanctioned the Plan, as recommended by the Court appointed Monitor and as approved by all the creditors but the Appellants.

GROUNDS OF APPEAL

[11]    The Appellants’ grounds of appeal can be summarized as follows:

(i)	Oppression of the minority, manipulation of the voting process and impairment of the integrity of the Debtors’ restructuring;

(ii)	Favourable and preferable treatment of Jolina, a related party;

(iii)	Alternatives to the Plan, including sale of the business as a going concern, ought to have been considered;

(iv)	The Plan provides unfair treatment to arm’s length Class 2 creditors and unduly preserves the interests of the existing shareholders; and

(v)	The judge disregarded the amount of the claim held by Appellants in the determination of the fairness of the Plan.

ANALYSIS

[12]    Considering the considerable amount of discretion conferred by the CCAA to the judge who was seized of the motion to approve the Plan, I am of the view that the general criterion for determining whether leave should be granted was properly enunciated by Wittman J.A. of the Alberta Court of Appeal in Re: Canadian Airlines Corp., [2000]    19 C.B.R. (4th) 33 where he stated:

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The general criterion is embodied in the concept that there must be serious and arguable grounds that are of real and significant interest to the parties: (...) Subsumed in the general criterion are four applicable elements: (1) whether the point on appeal is of significance to the practice; (2) whether the point raised is of significance to the action itself; (3) whether the appeal is prima facie meritorious or, on the other hand, whether it is frivolous; and (4) whether the appeal will unduly hinder the progress of the action.

[13]    This approach was considered and applied by this Court in many instances.

[14]    In my opinion, the first ground of appeal is related to the classification, an issue dealt with by Madam Justice Zerbisias of the Superior Court and now settled once and for all. Thus the Appellants cannot claim that the consequences naturally arising out of this classification amount to a manipulation of the voting process or to an oppression of the Appellants. This ground of appeal is simply an attempt by the Appellants to retry an issue that was fully canvassed and decided in the fall of 2002.

[15]    As for the third ground, it runs contrary to the evidence and it is therefore frivolous. Is was almost abandoned during the hearing of the Appellants’ motion.

[16]    The remaining grounds are different ways to state that the Plan is unfair and unreasonable to the Appellants. They were thoroughly argued before Mr. Justice Tingley.

[17]    In his detailed judgment, he stated that Jolina is the Debtors’ White Knight which makes it possible to salvage the business of the Debtors and is therefore entitled to receive a benefit under the Plan, that only four of the six Appellants will sustain a real loss under the Plan given the costs of acquisition of their U.S. Notes, that the CCAA should not be used to permit a “cranky’’ minority creditor to frustrate a feasible and fair plan ant that the amended conversion option provided in the Plan to the Appellants constitutes an offer of equity which, while not perhaps overly generous, is nevertheless adequate. He concluded that the Plan, approved by all the creditors but the Appellants, was fair and reasonable in the circumstances.

[18]    The issue of the fairness and reasonableness of the Plan is a question of mixed fact and law. Since the Appellants have not shown prima facie an error with regard to a readily extricable legal principle, the conclusion of the trial judge on the fairness and reasonableness of the Plan should not be overturned absent palpable and overriding error (Housen v. Nkolaisen [2002]    2 S.C.R. 235, p. 262). No such an error was shown prima facie to me.

[19]    I would add that the purpose of the CCAA is to balance a broad range of interests that includes creditors and shareholders and beyond the debtor, the employees and the public. The Court is asked to test the fairness of the Plan with reference to its impact on all the stakeholders; so did Mr. Justice Tingley who listened to

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the Appellants and who, by the way, induced the Debtors to improve their proposal with regard to Class 2 creditors, Perfection was not required. In my opinion the Class 2 creditors will receive an amount that is fair considering the current and realistic value of the securities provided at the time of the issuance of the U.S. notes; they may receive even more if the shares go up and they exercise their option (if all option are exercised, the Class 2 creditors will hold 55% of the equity of Uniforêt). The Appellants want a better deal but it is not the purpose of the CCAA to provide them with tools to force upon the Debtors the best deal for them.

[20]    To grant leave to appeal in these circumstances will only hinder the reorganization of the Debtors.

[21]    Finally, if events subsequent to the approval of the Plan may have an impact on its feasibility, it is certainly not the role of the Court of Appeal to consider the issue.

CONCLUSION

[22]    For these reasons, the motion for leave to appeal is dismissed with costs.

[signature]
PIERRE J. DALPHOND J.A

Mes David Tardif-Latourelle,
George Hendy and Martin Desrosiers
OSLER HOSKIN HARCOURT
Lawyers for the Petitioners

Mes Louis J. Gouin and Sylvain Rigaud
OGILVY RENAULT
Lawyers for the Debtors

Mes C. Jean Fontaine et Simon Richard
STIKEMAN ELLIOTT
Lawyer for Jolina Capital Inc.

Mes Denis Ferland et Philippe Buist
DAVIES WARD PHILIPS & VINEBERG
Lawyer for Richter & Associates Inc.,
Monitor

Date of hearing: June 12, 2003